UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 001-37777

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GRUPO SUPERVIELLE S.A.

Full name of Registrant

N/A

Former Name if Applicable

Bartolomé Mitre 434, 5th Floor

Address of Principal Executive Office (Street and Number)

Buenos Aires, C1036AAH, Argentina

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grupo Supervielle S.A. (the “Company”) is currently working to complete the filing of its Annual Report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2018, including its audited consolidated financial statements as of December 31, 2018 and 2017 and January 1, 2017 and for the two years in the period ended December 31, 2018. As a result of the first time adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) in the preparation of the Company’s financial statements, the Company is unable to timely file its Form 20-F. Prior to the adoption of IFRS, the Company’s consolidated financial statements were prepared in accordance with the accounting rules promulgated by the Argentine Central Bank. Additionally, as Argentina has met the criteria to be considered a hyperinflationary economy, IFRS requires for companies with the Argentine peso as their functional currency the application of IAS 29 (Financial Reporting in Hyperinflationary Economies). Due to the considerable time and resources required to be devoted by management and the administrative requirements related to the adoption of IFRS, the Company has been unable to complete the preparation of its 20-F without unreasonable effort or expense. The Company expects that the adoption of IFRS will significantly impact its consolidated financial statements, however is still unable to provide a quantitative estimate of the changes.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alejandra Naughton	(5411)	4340-3053
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒            No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☒            No  ☐ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See “Part III–Narrative ” above.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

SUPERVIELLE GROUP S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2019	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer